EXECUTION VERSION

GOLD RESERVE INC.

as Issuer

AND

U.S. BANK NATIONAL ASSOCIATION

as Trustee

COMPUTERSHARE TRUST COMPANY OF CANADA

as Co-Trustee

Fourth Supplemental Indenture

Dated as of November 30, 2015

to

Indenture

Dated as of May 18, 2007

___________________

11% Senior Secured Convertible Notes due 2018
11% Senior Secured Interest Notes due 2018

Table of Contents

FOURTH SUPPLEMENTAL INDENTURE, dated as of November 30, 2015 (this “Fourth Supplemental Indenture”), by and among GOLD RESERVE INC., a corporation incorporated under the laws of Alberta, Canada, as Issuer (hereinafter called the “Company”), having its principal office at 926 West Sprague Ave., Suite 200, Spokane, WA 99201 (Facsimile No. (509) 623-1634), U.S. BANK NATIONAL ASSOCIATION, having its Corporate Trust Office at 100 Wall Street, Suite 1600, New York, New York, 10005, as successor Trustee (hereinafter, the “Trustee”) to The Bank of New York Mellon (f/k/a The Bank of New York) (the “Predecessor Trustee”) and COMPUTERSHARE TRUST COMPANY OF CANADA, having its Corporate Trust Office at 1500 University St., 7th Floor, Montreal, Quebec H3A 3S8, Canada, as successor Co-Trustee (hereinafter, the “Co-Trustee”) to BNY Trust Company of Canada (the “Predecessor Co-Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company, the Predecessor Trustee and the Predecessor Co-Trustee have heretofore entered into an Indenture, dated as of May 18, 2007 (the “Original Indenture”), as amended and supplemented by the First Supplemental Indenture, dated as of December 4, 2012 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of June 18, 2014 (the “Second Supplemental Indenture”), and the Third Supplemental Indenture, dated as of September 24, 2014 (the “Third Supplemental Indenture” and, together with the Original Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”), each among the Company, the Trustee and the Co-Trustee;

WHEREAS, the Company has outstanding $37,308,000 aggregate principal amount of 11% Senior Subordinated Convertible Notes due 2015 (the “2015 Convertible Notes”), $5,574,808 aggregate principal amount of 11% Senior Subordinated Interest Notes due 2015 (the “2015 Interest Notes” and, together with the 2015 Convertible Notes, the “2015 Notes”) and $1,042,000 aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022 (the “2022 Notes”), which 2015 Notes and 2022 Notes constitute all of the Outstanding Securities under the Indenture as of the date of this Fourth Supplemental Indenture;

WHEREAS, the 2022 Notes were issued pursuant to the Original Indenture and represent the remaining original Securities that were issued thereunder (the “Original Securities”);

WHEREAS, on December 4, 2012, $25,312,000 aggregate principal amount of 5.5% Senior Subordinated Convertible Notes due 2014 (the “2014 Notes”) were issued pursuant to the First Supplemental Indenture to certain Holders of the 2022 Notes in connection with the restructuring of $102,305,000 aggregate principal amount of the 2022 Notes;

WHEREAS, on June 18, 2014, the 2015 Convertible Notes were issued pursuant to the Second Supplemental Indenture, consisting of (i) $25,308,000 aggregate principal amount of 2015 Convertible Notes issued to certain holders of the 2014 Notes in connection with the restructuring of $25,308,000 aggregate principal amount of the 2014 Notes and (ii) an additional $12,000,000 aggregate principal amount of 2015 Convertible Notes issued in exchange for cash;

WHEREAS, on June 30, 2014, the remaining $4,000 aggregate principal amount of the 2014 Notes was repaid at maturity in accordance with the terms of the 2014 Notes;

WHEREAS, the 2015 Interest Notes were issued to Holders of the 2015 Convertible Notes and Outstanding 2015 Interest Notes in connection with regular quarterly interest payments with respect to the 2015 Convertible Notes and 2015 Interest Notes, as applicable;

WHEREAS, the 2015 Notes are referred to individually in the Indenture (as amended pursuant to this Fourth Supplemental Indenture) as a “2015 Modified Security” and collectively as the “2015 Modified Securities” and the 2015 Notes, as modified and amended pursuant to this Fourth Supplemental Indenture, are referred to individually in the Indenture (as amended pursuant to this Fourth Supplemental Indenture) as a “2018 Modified Security” and, collectively, as the “2018 Modified Securities”;

WHEREAS, pursuant to a Note Restructuring and Note Purchase Agreement, dated as of November 30, 2015 (the “Restructuring Agreement”), by and among the Company, certain holders of 2015 Modified Securities party thereto (the “Amending Noteholders”) and the New Securities Purchasers (as defined herein), the parties thereto agreed (i) to modify the terms of the 2015 Modified Securities held by the Amending Noteholders upon the terms and conditions set forth in the Restructuring Agreement and (ii) that the Company would issue and sell to certain of the parties to the Restructuring Agreement (the “New Securities Purchasers”) new Securities under the Indenture, as supplemented and amended by this Fourth Supplemental Indenture, having the same terms and conditions as the 2018 Modified Securities except as to issue price and CUSIP/ISIN number, as provided below;

WHEREAS, as a fee for consenting to further modifying the terms of the 2015 Modified Securities held by the Amending Noteholders upon the terms and conditions set forth in the Restructuring Agreement, the Company also agreed to issue to the Holders of the 2015 Modified Securities additional new Securities in an aggregate principal amount equal to 2.5% of the sum of (i) the principal amount of the 2015 Modified Securities plus (ii) any accrued and unpaid interest on the 2015 Modified Securities to, but not including, the date of this Fourth Supplemental Indenture, under the Indenture, as supplemented and amended by this Fourth Supplemental Indenture, having the same terms and conditions as the 2018 Modified Securities (the “Restructuring Fee Securities”);

WHEREAS, pursuant to Sections 11.02(c) and 12.13 of the Indenture, respectively, the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2015 Modified Securities, voting together as a single class, is required to consummate the transactions contemplated by the Restructuring Agreement, including entry into this Fourth Supplemental Indenture and effecting of the amendments and supplements to the Indenture contemplated hereby; provided, however, that the extension of the fixed Maturity date of the 2015 Modified Securities requires the consent of Holders of each Outstanding Security affected by this Fourth Supplemental Indenture pursuant to Section 11.02(a);

WHEREAS, the Amending Noteholders hold approximately 97.6% of all of the Outstanding Securities under the Indenture and 100.0% of the Outstanding 2015 Modified Securities and have consented to the amendments reflected in Article Two of this Fourth Supplemental Indenture (collectively, the “Consented Amendments”) to provide for the terms of the 2018 Modified Securities (as defined herein), to allow for the issuance of the New Securities (as defined herein) and the Restructuring Fee Securities and certain other matters;

WHEREAS, this Fourth Supplemental Indenture includes (i) a form of Security that represents the 2018 Modified Securities, the New Securities and the Restructuring Fee Securities, provided, for the avoidance of doubt, that the 2018 Modified Securities, the New Securities and the Restructuring Fee Securities shall, as applicable, have different CUSIP/ISIN numbers and issue prices and (ii) a form of Security representing the 2018 Interest Securities (as defined herein) to be issued to the Holders of the 2018 Modified Securities, the New Securities, the Restructuring Fee Securities and Outstanding 2018 Interest Securities in connection with the payment of interest thereon, which 2018 Interest Securities have terms substantially the same as the terms of the 2018 Modified Securities, the New Securities and the Restructuring Fee Securities, except as to the right to convert such 2018 Interest Securities into Common Shares pursuant to Article XVI of the Indenture;

WHEREAS, the 2018 Modified Securities, the New Securities, the Restructuring Fee Securities and the 2018 Interest Securities will be secured by a first lien on assets of the Company as provided in the Security Documents (as defined herein);

WHEREAS, pursuant to Section 11.03 of the Indenture, the Trustee and the Co-Trustee are authorized to execute and deliver this Fourth Supplemental Indenture; and

WHEREAS, for the purposes hereinabove recited, and pursuant to due corporate action, the Company has duly determined to execute and deliver to the Trustee and Co-Trustee this Fourth Supplemental Indenture, and all conditions and requirements necessary to make this Fourth Supplemental Indenture a valid, legal and binding instrument in accordance with its terms have been satisfied, and the execution and delivery hereof have been in all respects duly authorized.

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE One
Relation to Indenture; Definitions

SECTION 1.01.                    Relation to Indenture.

This Fourth Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.02.                    Definitions.

For all purposes of this Fourth Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

SECTION 1.03.                    General References.

Unless otherwise specified or unless the context otherwise requires, (i) all references in this Fourth Supplemental Indenture to Articles and Sections refer to the corresponding Articles and Sections of this Fourth Supplemental Indenture and (ii) the terms “herein,” “hereof,” “hereunder” and any other word of similar import refer to this Fourth Supplemental Indenture.

ARTICLE Two
Consented Amendments to the Indenture

The Indenture is hereby amended as set forth below in this Article Two for the purpose of implementing modifications to the 2015 Modified Securities that the Amending Noteholders have elected to further restructure pursuant to the Restructuring Agreement.  The Indenture is also amended pursuant to this Article Two for the purpose of issuing the New Securities to the New Securities Purchasers and the Restructuring Fee Securities to the Amending Noteholders and implementing certain modifications to the Indenture related thereto. No amendment or supplement made pursuant to this Article Two is intended to amend or modify the terms of the Original Securities that remain Outstanding.  Such Original Securities will continue to be subject to the applicable terms of the Indenture.

SECTION 2.01.                    Amendment of Section 1.01 – Additional Defined Terms.

Section 1.01 of the Indenture is hereby amended by inserting the following defined terms in the appropriate alphabetical position:

“2018 Modified Security” or “2018 Modified Securities” means a 2018 Security or the 2018 Securities issued pursuant to this Fourth Supplemental Indenture to amend the terms of the 2015 Modified Securities held by the Amending Noteholders.

“2018 Security” or “2018 Securities” means a Security or the Securities designated as the “11% Senior Secured Convertible Notes due 2018” and having the form set forth in Article II issued pursuant to Section 3.01 of the Indenture, including the 2018 Modified Securities, the New Securities and the Restructuring Fee Securities.

“2018 Interest Security” or “2018 Interest Securities” means a Security or the Securities designated as the “11% Senior Secured Interest Notes due 2018” and having the form set forth in Article II issued pursuant to Section 3.01 of the Indenture in connection with an obligation to pay interest on the applicable interest payment date for the 2018 Securities and other Outstanding 2018 Interest Securities.

“Collateral” has the meaning specified in the Security and Pledge Agreement.

“Collateral Agent” has the meaning specified in Section 17.01.

“Majority Holders” means Holders comprising at least a majority in the aggregate principal amount of outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class, including, if applicable, (i) funds and accounts advised by Steelhead Partners, LLC; provided that at the relevant time they collectively hold at least 25% in aggregate principal amount of outstanding 2018 Securities and 2018 Interest Securities, taken together, and (ii) funds and accounts advised by Greywolf Capital Management LP; provided that at the relevant time they collectively hold at least 25% in aggregate principal amount of outstanding 2018 Securities and 2018 Interest Securities, taken together.  In connection with any required determination of the Majority Holders, the Company will provide the information related to the respective holdings of the funds and accounts advised by each of Steelhead Partners, LLC and Greywolf Capital Management LP contemplated by clauses (i) and (ii) above to the Trustee, and the Trustee shall be entitled to rely upon such information in determining the Holders of the 2018 Securities and 2018 Interest Securities comprising the Majority Holders at such time.

“Restructuring Agreement” means the Note Restructuring and Note Purchase Agreement, dated as of November 30, 2015, by and among the Company, the Holders of 2015 Modified Securities and the New Securities Purchasers.

“Restructuring Fee Security” or “Restructuring Fee Securities” means the 2018 Security or the 2018 Securities issued pursuant to this Fourth Supplemental Indenture to Amending Noteholders as a fee payment for consenting to the Consented Amendments.

“Security and Pledge Agreement” has the meaning specified in Section 17.01.

“Security Documents” means the Security and Pledge Agreement (including the financing statements under the Uniform Commercial Code of the relevant states of the United States and under the Personal Property Security Act (Alberta) in appropriate form for filing in the Province of Alberta), as amended, supplemented, restated, or otherwise modified from time to time, entered into to secure the 2018 Securities and the 2018 Interest Securities.

SECTION 2.02.                    Additional Amendment of Section 1.01 – Modified Defined Terms.

Section 1.01 of the Indenture is hereby amended by deleting the terms “‘2015 Modified Security’ and ‘2015 Modified Securities,’” “’Company Request’ or ‘Company Order,’” “Global Security,” “‘Holder’ and ‘Securityholder,’” “Interest Payment Date,” “Issue Date,” “‘New Security’ and ‘New Securities,’” “Notice of Redemption of Modified Securities or Certain Other Securities,” “Outstanding,” “Physical Securities,” “Regular Record Date,” “‘Security’ or ‘Securities’” and “Stated Maturity” and inserting the following definitions:

“2015 Modified Security” or “2015 Modified Securities” means, collectively, a Security or the Securities designated as the “11% Senior Convertible Notes due 2015” or the “11% Senior Interest Notes due 2015” issued to the Amending Noteholders pursuant to the Second Supplemental Indenture, which are being further amended pursuant to this Fourth Supplemental Indenture.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by (i) its Chairman of the Board, its Vice Chairman of the Board, its Chief Executive Officer, its President, its Chief Operating Officer, its Chief Financial Officer or any Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary or (ii) by an authorized signatory (by virtue of a power of attorney, Board Resolution or other similar instrument), and delivered to the Trustee.

“Global Security” means an Original Security, a 2018 Security or a 2018 Interest Security, as applicable, in global form registered in the Security Register in the name of a Depositary or a nominee thereof.

“Holder” or “Securityholder” means a Person in whose name an Original Security, a 2018 Security or a 2018 Interest Security is registered in the Security Register.

“Interest Payment Date” or “interest payment date” means, in respect of the Original Securities, each June 15 and December 15 of each year; and, in respect of the 2018 Securities and the 2018 Interest Securities, each June 30, September 30, December 31 and March 31 of each year.

“Issue Date” means, in respect of the Original Securities, May 18, 2007; in respect of the 2018 Securities, the date as set forth in the form of the 2018 Securities under this Fourth Supplemental Indenture; and, in respect of the 2018 Interest Securities, the interest payment date in respect of which any such 2018 Interest Securities are issued in accordance with the terms of the Fourth Supplemental Indenture.

“New Security” or “New Securities” means the 2018 Security or the 2018 Securities issued pursuant to this Fourth Supplemental Indenture to the New Securities Purchasers in exchange for cash.

“Notice of Redemption of 2018 Securities and 2018 Interest Securities” has the meaning specified in Section 13.10.

“Outstanding” has the meaning specified in the Indenture, as modified by Section 2.15 of the Fourth Supplemental Indenture.

“Physical Securities” means, in respect of an Original Security, a permanent certificated Original Security in registered form issued in denominations of $1,000 and integral multiples thereof; and, in respect of a 2018 Security or a 2018 Interest Security, a permanent certificated 2018 Security or 2018 Interest Security, as applicable, in registered form issued in denominations of $1,000 and integral multiples of $1.00 in excess thereof.

“Regular Record Date” for the payment of interest on the Securities (including Additional Amounts, if any), (i) when used in respect of any Original Security means June 1 (whether or not a Business Day) next preceding an interest payment date on June 15 and December 1 (whether or not a Business Day) next preceding an interest payment date on December 15 and (ii) when used in respect of any 2018 Security or 2018 Interest Security means June 15 (whether or not a Business Day) next preceding an interest payment date on June 30, September 15 (whether or not a Business Day) next preceding an interest payment date on September 30, March 15 (whether or not a Business Day) next preceding an interest payment date on March 31 and December 15 (whether or not a Business Day) next preceding an interest payment date on December 31.

“Security” or “Securities” have the respective meanings specified in the first paragraph of the Recitals of the Company in the Original Indenture, as modified by Section 2.15 of this Fourth Supplemental Indenture.

“Stated Maturity” when used with respect to any Original Security, means June 15, 2022 and when used with respect to any 2018 Security or 2018 Interest Security, means December 31, 2018.

SECTION 2.03.                    Additional Amendment of Section 1.01 – Deleted Defined Terms.

Section 1.01 of the Indenture is hereby amended by deleting the terms “‘2015 Security’ and ‘2015 Securities,’” “Interest Securities” and “‘Modified Security’ and ‘Modified Securities.’”

SECTION 2.04.                    Amendment of Article II – Amendment of Section 2.07 – Form of Face of Security (2018 Security).

Section 2.07 of the Indenture is hereby amended and restated to read in its entirety as follows:

Section 2.07.    Form of Face of Security (2018 Security).

[INCLUDE IF 2018 SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE IF 2018 SECURITY IS A PHYSICAL SECURITY — IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOLLOWING RESTRICTIONS.]

[INCLUDE IF 2018 SECURITY IS A PHYSICAL SECURITY (PRIVATE PLACEMENT LEGEND) — THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS AN ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3), OR (7) UNDER THE SECURITIES ACT) (AN “ACCREDITED INVESTOR”), (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS SECURITY), (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS), OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE OF THE 2018 SECURITIES].

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE OF THE 2018 SECURITIES].]

[INCLUDE IF 2018 SECURITY IS ISSUED WITH ORIGINAL ISSUE DISCOUNT — THIS SECURITY WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT UNDER SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. YOU MAY CONTACT ROBERT MCGUINNESS, THE CHIEF FINANCIAL OFFICER OF THE COMPANY, AT rmcguinness@goldreserveinc.com OR BY PHONE AT 509-623-1500, WHO WILL PROVIDE YOU WITH ANY REQUIRED INFORMATION REGARDING THE ORIGINAL ISSUE DISCOUNT.]

GOLD RESERVE INC.

11% Senior Secured Convertible Notes due 2018

No. ●

CUSIP NO. 38068N AG3 [2018 Modified Securities/Restructuring                                          Fee Securities]
                   38068N AH1 [New Securities]

ISIN US38068NAG34 [2018 Modified Securities/Restructuring Fee
              Securities]
         US38068NAH17 [New Securities]

U.S. $●

Gold Reserve Inc., a corporation incorporated under the laws of Alberta, Canada (herein called the “Company”, which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [●][ INCLUDE IF 2018 SECURITY IS A GLOBAL SECURITY —Cede & Co.], or registered assigns, the principal sum of [●] United States Dollars ($[●]) [INCLUDE IF 2018 SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on December 31, 2018.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is [●], 2015.

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation or option of the Company to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

GOLD RESERVE INC.

By:
Authorized Signatory

Attest:

By:  _________________________
Authorized Signatory

SECTION 2.05.                    Amendment of Article II – Amendment of Section 2.08 – Form of Reverse of Security (2018 Security).

Section 2.08 of the Indenture is hereby amended and restated to read in its entirety as follows:

Section 2.08.    Form of Reverse of Security (2018 Security).

This Security is one of a duly authorized issue of Securities of the Company, designated as its 11% Senior Secured Convertible Notes due 2018 (herein called the “2018 Securities”), all to be issued under and pursuant to an indenture (herein called the “Original Indenture”), dated as of May 18, 2007, among the Company, U.S. Bank National Association, as successor to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (herein called the “Trustee”), and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as co-trustee (herein called the “Co-Trustee”), as supplemented by the first supplemental indenture, dated as of December 4, 2012 (the “First Supplemental Indenture”), the second supplemental indenture, dated as of June 18, 2014 (the “Second Supplemental Indenture”), the third supplemental indenture, dated as of September 24, 2014 (the “Third Supplemental Indenture”), and the fourth supplemental indenture, dated as of November 30, 2015 (the “Fourth Supplemental Indenture” and together with the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”), each among the Company, the Trustee and the Co-Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Co-Trustee, the Company and the Holders of the 2018 Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the 2018 Securities is secured indebtedness of the Company and will rank (i) equal in right of payment with the Company’s other secured indebtedness that is permitted to be secured on a pari passu basis, including the 2018 Interest Securities and those certain 5.465% Contingent Value Rights, (ii) equal in right of payment to the 2022 Notes, (iii) effectively senior in right of payment to the Company’s existing and future unsecured indebtedness to the extent of the value of the Collateral securing the 2018 Securities and the 2018 Interest Securities and (iv) senior in right of payment to all of the Company’s future subordinated debt; provided, that any future incurrence of additional indebtedness by the Company or the provision of security interests with respect to any indebtedness in the future must be incurred or provided, as applicable, in compliance with the terms of the Indenture, including the Fourth Supplemental Indenture.

Interest. The Company, promises to pay interest on the principal amount of this 2018 Security at the rate of 11% per annum payable in 2018 Interest Securities.  Interest will accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on March 31, 2016.

Interest will be paid to the person in whose name a 2018 Security is registered at the close of business on or, as the case may be, immediately preceding the Regular Record Date immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.  Interest on each 2018 Interest Security shall accrue from the interest payment date in respect of which such 2018 Interest Security was issued under the Indenture.

The Holder of this 2018 Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest on this Security on the corresponding interest payment date. The Holder of this 2018 Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of this 2018 Security at any time after the close of business on such Regular Record Date. If this 2018 Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date, it must be accompanied by (i) payment of an amount equal to the principal amount of 2018 Interest Securities that the Holder is to receive on the 2018 Securities or (ii) the written election of the Holder to offset the payment otherwise required pursuant to clause (i) against the principal amount of 2018 Interest Securities that the Holder is to receive on the 2018 Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period or (iii) to the extent of any overdue interest existing at the time of conversion of such 2018 Security. Except where this 2018 Security is surrendered for conversion and must be accompanied by payment as described above, no interest will be payable by the Company on any interest payment date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI of the Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company’s obligation to pay the principal amount of the 2018 Securities and accrued and unpaid interest, if any, to, but not including, the related Conversion Date.

Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal on any 2018 Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of 2018 Securities represented by a Global Security will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company (“DTC”).  The Company will pay principal of Physical Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest will be payable in 2018 Interest Securities.  Not later than three (3) Business Days prior to the relevant interest payment date, the Company shall deliver to the Trustee an order to authenticate and deliver such 2018 Interest Securities.  Interest on the 2018 Securities will be payable (x) with respect to 2018 Securities represented by a Global Security, by issuing and having authenticated a new Global Security representing the 2018 Interest Securities in an amount equal to the amount of interest payable for the applicable interest period (each Global Security to be rounded up to the nearest $1.00) and (y) with respect to 2018 Securities represented by Physical Securities, by issuing and having authenticated 2018 Interest Securities represented by Physical Securities in an aggregate principal amount equal to the amount of interest payable for the applicable period (each Physical Security to be rounded up to the nearest $1.00), and the Trustee will, at the request of the Company, authenticate and deliver such Physical Securities for original issuance to the Holders on the relevant Regular Record Date, as shown in the Security Register. Following the issuance of a new Global Security representing the 2018 Interest Securities as a result of an interest payment, the Global Security will bear interest from and after the relevant date of issue. Any 2018 Interest Securities issued as Physical Securities will be dated as of the applicable interest payment date and will bear interest from and after such date. All 2018 Interest Securities issued pursuant to an interest payment date will be governed by, and subject to the terms, provisions and conditions of, the Indenture.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption for Tax Reasons.  The Company may, at its option, redeem the 2018 Securities, in whole but not in part, for an amount equal to (i) 100% of the Principal Amount of the 2018 Securities, plus (ii) accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date plus (iii) an additional 20% of the Principal Amount of the 2018 Securities (such amounts collectively, the “Redemption Price”), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after November 30, 2015 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after November 30, 2015 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the 2018 Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of  redemption, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its 2018 Securities pursuant to Article XIII of the Indenture can elect to (i) convert its 2018 Securities pursuant to Article XVI of the Indenture or (ii) not have its 2018 Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the 2018 Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its 2018 Securities redeemed without any further action.  If a Holder does not elect to convert its 2018 Securities pursuant to Article XVI of the Indenture but wishes to elect to not have its 2018 Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the “Notice of Election”) on the back of this 2018 Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five (5) Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all 2018 Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, shall cease to accrue on such 2018 Securities or portions thereof.

Company’s Obligation to Redeem.  The Company shall redeem the 2018 Securities then Outstanding, together with the 2018 Interest Securities then Outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount of the 2018 Securities and Interest Securities, taken together, plus accrued and unpaid interest, upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) the Company’s receipt of Proceeds from a Mining Data Sale (the occurrence of an event described in (a) or (b) may be referred to as a “Redemption Trigger”), in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the issuance of a final Arbitration Award or Company’s receipt of any such Proceeds, as applicable); provided, however, that following the issuance of a final Arbitration Award, the Company shall not be obligated to effect any redemption pursuant to this paragraph unless the Company receives cash proceeds in excess of $20,000,000, net of (i) taxes and (ii) $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses (such net amount, collectively the “Net Cash Proceeds”), in which case the Company shall give notice to the Holders of 2018 Securities within two (2) Business Days after receipt of such funds of its intent to redeem and shall promptly, and in any event within five (5) Business Days, redeem the 2018 Securities and the 2018 Interest Securities to the extent of such Net Cash Proceeds received in excess of $20,000,000, subject to the following sentence.  In respect of any given receipt of Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received by the Company, and if the amount of Net Cash Proceeds, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received is insufficient to redeem all of the 2018 Securities and the 2018 Interest Securities then Outstanding, the Company shall redeem a pro rata portion of each Holder’s applicable Securities determined on the basis of the Principal Amount of the applicable Securities held by each Holder as among all Outstanding 2018 Securities and 2018 Interest Securities, taken together, held by all Holders (provided, further, that any subsequent receipt of additional Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full). Notwithstanding the foregoing or anything to the contrary herein, (i) within five (5) Business Days of a Redemption Trigger described in clause (a) above, the Company shall issue a promissory note to each Holder payable in the amounts due to such Holder upon receipt of Net Cash Proceeds by the Company as contemplated by this section, which promissory note shall be in form and substance reasonably satisfactory to Holders holding at least a majority of the 2018 Securities and 2018 Interest Securities, taken together, and the Company, including with respect to covenants and other relevant terms from the Indenture as applicable, and which shall mature on the earlier of (x) five (5) Business Days following the Company’s receipt of proceeds contemplated by the applicable Arbitration Award and (y) the Stated Maturity of the 2018 Securities; and (ii) in the case of a Redemption Trigger described in clause (a) above, at any time following receipt of notice from the Company as provided herein and prior to the receipt by a Holder of the applicable redemption amount, such Holder may notify the Company that it elects to not have its 2018 Securities and 2018 Interest Securities (or any portion thereof) so redeemed, in which case the applicable Securities of such Holder shall not be redeemed and the amounts that would have otherwise been payable to such Holder shall be available for distribution to the Holders of the Securities which are being redeemed in accordance herewith if such Holders would not otherwise receive payment of the entire Redemption Price.

Company’s Right to Redeem.  The Company may, at its option, redeem the 2018 Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per 2018 Security equal to the Principal Amount of such 2018 Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least twenty (20) trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company within five (5) days of the end of such thirty (30) trading day period.

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to December 31, 2018, the Company will be required to make an offer to purchase (the “Fundamental Change Purchase Offer”) all Outstanding 2018 Securities, together with the 2018 Interest Securities then Outstanding, at a purchase price equal to (i) the Principal Amount, plus (ii) accrued but unpaid interest, including Additional Amounts, if any, up to, but excluding, the purchase date (the “Fundamental Change Purchase Date”) plus (iii) if a Redemption Trigger (as defined under “Company’s Obligation to Redeem” above) has occurred prior to the date of the applicable Fundamental Change, but the Company has not yet made payments to the Holders as provided above, an additional 20% of the Principal Amount of the 2018 Securities; provided, that the amounts set forth in clause (iii) shall not be payable to any Holder of the 2018 Securities or the 2018 Interest Securities with respect to any Fundamental Change principally arising out of, or in connection with, any actions of such Holder or in which such Holder is an active participant (excluding, for the avoidance of doubt, voting in favor of any Fundamental Change that does not principally arise out of, or is not caused by, the actions of such Holder) (such amounts collectively, the “Fundamental Change Purchase Price”).  Subject to the satisfaction of certain conditions set forth in this 2018 Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

Within thirty (30) Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the 2018 Securities and 2018 Interest Securities  at their addresses shown in the Security Register, and to beneficial owners of the 2018 Securities and 2018 Interest Securities as may be required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase 2018 Securities in respect of which such offer is accepted by a Holder, together with the 2018 Interest Securities in respect of which such offer is accepted by a Holder, no later than thirty (30) Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of 2018 Securities or 2018 Interest Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third (3rd) Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this 2018 Security (“Fundamental Change Purchase Notice”), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such 2018 Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this 2018 Security set forth in Section 16.01 thereof), the Holder hereof has the right, at its option upon not less than three (3) days’ notice to the Company, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple of $1.00 in excess thereof, into, subject to Section 16.02 of the Indenture, Common Shares at the initial conversion rate of 333.3333 Common Shares per $1,000 Principal Amount of 2018 Securities (the “Conversion Rate”) (equivalent to a Conversion Price of $3.00), subject to adjustment in certain events described in the Indenture.  Upon conversion of a 2018 Security, the Company will have the option to deliver Common Shares, cash or a combination of Common Shares and cash for the 2018 Securities surrendered, as set forth in the Indenture.  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any 2018 Securities for conversion.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder’s 2018 Securities so long as the Principal Amount of the 2018 Securities converted is $1,000 or an integral multiple of $1.00 in excess thereof.

[INCLUDE IF 2018 Security IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this 2018 Security, including an exchange, transfer, repurchase or conversion of this 2018 Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the 2018 Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this 2018 Security shall be conclusive and binding upon such Holder and upon all future Holders of this 2018 Security and of any 2018 Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this 2018 Security.

As provided in and subject to the provisions of the Indenture, the Holder of this 2018 Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for sixty (60) days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this 2018 Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this 2018 Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this 2018 Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class, amend the obligation of the Company to repurchase the 2018 Securities and the 2018 Interest Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this 2018 Security is registrable in the Security Register, upon surrender of this 2018 Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new 2018 Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The 2018 Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1.00 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of 2018 Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this 2018 Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this 2018 Security is registered as the owner hereof for all purposes, whether or not this 2018 Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This 2018 Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this 2018 Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

If you want to assign this 2018 Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this 2018 Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this 2018 Security on the books of the Company.  The agent may substitute another to act for him.

Date:                                                                            Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

CONVERSION NOTICE

If you want to convert this 2018 Security into Common Shares of the Company (or cash or a combination of cash and Common Shares, at the Company’s option), check the box: 

To convert only part of this 2018 Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

If you want the stock certificate and 2018 Securities (if any) to be delivered, made out in another person’s name, fill in the form below:

(Insert other person’s social security or tax ID no.)

(Print or type other person’s name, address and zip code)

Date:                                                                            Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this 2018 Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

If you elect to have only part of this 2018 Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the 2018 Securities.

Date:                                                                            Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Certificated 2018 Securities have been issued, the certificate numbers shall be stated in this notice.

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this 2018 Security redeemed by the Company, check the box:  

If you elect to have only part of this 2018 Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

Date:                                                                            Signed:

(Sign exactly as your name appears on the other side of this 2018 Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SECTION 2.06.                    Amendment of Article II – Amendment of Section 2.09 – Form of Face of Security (2018 Interest Security).

Section 2.09 of the Indenture is hereby amended and restated to read in its entirety as follows:

Section 2.09.    Form of Face of Security (2018 Interest Security).

[INCLUDE IF 2018 INTEREST SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE IF 2018 INTEREST SECURITY IS A PHYSICAL SECURITY — IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOLLOWING RESTRICTIONS.]

[INCLUDE IF 2018 INTEREST SECURITY IS A PHYSICAL SECURITY (PRIVATE PLACEMENT LEGEND) — THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS AN ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3), OR (7) UNDER THE SECURITIES ACT) (AN “ACCREDITED INVESTOR”), (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS SECURITY), (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS), OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.]

[INCLUDE FOR ALL 2018 INTEREST SECURITIES ISSUED WITHIN FOUR MONTHS OF THE DATE OF ISSUANCE OF THE 2018 SECURITIES  (PRIVATE PLACEMENT LEGEND) — WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE OF THE 2018 SECURITIES].

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE OF THE 2018 SECURITIES].]

[INCLUDE IF 2018 INTEREST SECURITY IS ISSUED WITH ORIGINAL ISSUE DISCOUNT — THIS SECURITY WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT UNDER SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. YOU MAY CONTACT ROBERT MCGUINNESS, THE CHIEF FINANCIAL OFFICER OF THE COMPANY, AT rmcguinness@goldreserveinc.com OR BY PHONE AT 509-623-1500, WHO WILL PROVIDE YOU WITH ANY REQUIRED INFORMATION REGARDING THE ORIGINAL ISSUE DISCOUNT.]

GOLD RESERVE INC.

11% Senior Secured Interest Notes due 2018

No. ●	CUSIP NO. [____________] ISIN [____________]	U.S. $●

Gold Reserve Inc., a corporation incorporated under the laws of Alberta, Canada (herein called the “Company”, which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [●][ INCLUDE IF 2018 INTEREST SECURITY IS A GLOBAL SECURITY —Cede & Co.], or registered assigns, the principal sum of [●] United States Dollars ($[●]) [INCLUDE IF 2018 INTEREST SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on December 31, 2018.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is [●].

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the obligation or option of the Company to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

GOLD RESERVE INC.

By:
Authorized Signatory

Attest:

By:  _________________________
Authorized Signatory

SECTION 2.07.                    Amendment of Article II – Amendment Section 2.10 – Form of Reverse of Security (2018 Interest Security).

Section 2.10 of the Indenture is hereby amended and restated to read in its entirety as follows:

Section 2.10.    Form of Reverse of Security (2018 Interest Security).

This Security is one of a duly authorized issue of Securities of the Company, designated as its 11% Senior Secured Interest Notes due 2018 (herein called the “2018 Interest Securities”), all to be issued under and pursuant to an indenture (herein called the “Original Indenture”), dated as of May 18, 2007, among the Company, U.S. Bank National Association, as successor to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (herein called the “Trustee”), and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as co-trustee (herein called the “Co-Trustee”), as supplemented by the first supplemental indenture, dated as of December 4, 2012 (the “First Supplemental Indenture”), the second supplemental indenture, dated as of June 18, 2014 (the “Second Supplemental Indenture”), the third supplemental indenture, dated as of September 24, 2014 (the “Third Supplemental Indenture”) and the fourth supplemental indenture, dated as of November 30, 2015 (the “Fourth Supplemental Indenture” and together with the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”), each among the Company, the Trustee and the Co-Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Co-Trustee, the Company and the Holders of the 2018 Interest Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the 2018 Interest Securities is secured indebtedness of the Company and will rank (i) equal in right of payment with the Company’s other secured indebtedness that is permitted to be secured on a pari passu basis, including the 2018 Securities and those certain 5.465% Contingent Value Rights, (ii) equal in right of payment to the 2022 Notes, (iii) effectively senior in right of payment to the Company’s existing and future unsecured indebtedness to the extent of the value of the Collateral securing the 2018 Securities and the 2018 Interest Securities and (iv) senior in right of payment to all of the Company’s future subordinated debt; provided, that any future incurrence of additional indebtedness by the Company or the provision of security interests with respect to any indebtedness in the future must be incurred or provided, as applicable, in compliance with the terms of the Indenture, including the Fourth Supplemental Indenture.

Interest.  The Company, promises to pay interest on the principal amount of this 2018 Interest Security at the rate of 11% per annum payable in additional 2018 Interest Securities.  Interest will accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on the first interest payment date following the Issue Date of this 2018 Interest Security.

Interest will be paid to the person in whose name a 2018 Interest Security is registered at the close of business on or, as the case may be, immediately preceding the Regular Record Date immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.  Interest on each 2018 Interest Security shall accrue from the interest payment date in respect of which such 2018 Interest Security was issued under the Indenture.

The Holder of this 2018 Interest Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding interest payment date. The Holder of this 2018 Interest Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date at any time after the close of business on such Regular Record Date.

Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal on any 2018 Interest Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of 2018 Interest Securities represented by a Global Security will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company (“DTC”).  The Company will pay principal of Physical Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest will be payable in additional 2018 Interest Securities.  Not later than three (3) Business Days prior to the relevant interest payment date, the Company shall deliver to the Trustee an order to authenticate and deliver such additional 2018 Interest Securities.  Interest on the 2018 Interest Securities will be payable (x) with respect to 2018 Interest Securities represented by a Global Security, by issuing and having authenticated a new Global Security representing the 2018 Interest Securities in an amount equal to the amount of interest payable for the applicable interest period (each Global Security to be rounded up to the nearest $1.00) and (y) with respect to 2018 Interest Securities represented by Physical Securities, by issuing and having authenticated 2018 Interest Securities represented by Physical Securities in an aggregate principal amount equal to the amount of interest payable for the applicable period (each Physical Security to be rounded up to the nearest $1.00), and the Trustee will, at the request of the Company, authenticate and deliver such Physical Securities for original issuance to the Holders on the relevant Regular Record Date, as shown in the Security Register. Following the issuance of a new Global Security representing the 2018 Interest Securities as a result of an interest payment, the Global Security will bear interest from and after the relevant date of issue. Any 2018 Interest Securities issued as Physical Securities will be dated as of the applicable interest payment date and will bear interest from and after such date. All 2018 Interest Securities issued pursuant to an interest payment date will be governed by, and subject to the terms, provisions and conditions of, the Indenture.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption for Tax Reasons.  The Company may, at its option, redeem the 2018 Interest Securities, in whole but not in part, for an amount equal to (i) 100% of the Principal Amount of the 2018 Interest Securities, plus (ii) accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date plus (iii) an additional 20% of the Principal Amount of the 2018 Interest Securities (such amounts collectively, the “Redemption Price”), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after November 30, 2015 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after November 30, 2015 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the 2018 Interest Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of  redemption, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its 2018 Interest Securities pursuant to Article XIII of the Indenture can elect to not have its 2018 Interest Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the 2018 Interest Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its 2018 Interest Securities redeemed without any further action.  If a Holder wishes to elect to not have its 2018 Interest Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the “Notice of Election”) on the back of this 2018 Interest Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five (5) Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all 2018 Interest Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, shall cease to accrue on such 2018 Interest Securities or portions thereof.

Company’s Obligation to Redeem.  The Company shall redeem the 2018 Securities then Outstanding, together with the 2018 Interest Securities then Outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount of the 2018 Securities and 2018 Interest Securities, taken together, plus accrued and unpaid interest, upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) the Company’s receipt of Proceeds from a Mining Data Sale (the occurrence of an event described in (a) or (b) may be referred to as a “Redemption Trigger”), in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the issuance of a final Arbitration Award or Company’s receipt of any such Proceeds, as applicable); provided, however, that following the issuance of a final Arbitration Award, the Company shall not be obligated to effect any redemption pursuant to this paragraph unless the Company receives cash proceeds in excess of $20,000,000, net of (i) taxes and (ii) $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses (such net amount, collectively the “Net Cash Proceeds”), in which case the Company shall give notice to the Holders of 2018 Interest Securities within two (2) Business Days after receipt of such funds of its intent to redeem and shall promptly, and in any event within five (5) Business Days, redeem the 2018 Securities and the 2018 Interest Securities to the extent of such Net Cash Proceeds received in excess of $20,000,000, subject to the following sentence.  In respect of any given receipt of Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received by the Company, and if the amount of Net Cash Proceeds, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received is insufficient to redeem all of the 2018 Securities and the 2018 Interest Securities then Outstanding, the Company shall redeem a pro rata portion of each Holder’s applicable Securities determined on the basis of the Principal Amount of the applicable Securities held by each Holder as among all Outstanding 2018 Securities and 2018 Interest Securities, taken together, held by all Holders (provided, further, that any subsequent receipt of additional Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).  Notwithstanding the foregoing or anything to the contrary herein, (i) within five (5) Business Days of a Redemption Trigger described in clause (a) above, the Company shall issue a promissory note to each Holder payable in the amounts due to such Holder upon receipt of Net Cash Proceeds by the Company as contemplated by this section, which promissory note shall be in form and substance reasonably satisfactory to Holders holding at least a majority of the 2018 Securities and 2018 Interest Securities, taken together, and the Company, including with respect to covenants and other relevant terms from the Indenture as applicable, and which shall mature on the earlier of (x) five (5) Business Days following the Company’s receipt of proceeds contemplated by the applicable Arbitration Award and (y) the Stated Maturity of the 2018 Securities; and (ii) in the case of a Redemption Trigger described in clause (a) above, at any time following receipt of notice from the Company as provided herein and prior to the receipt by a Holder of the applicable redemption amount, such Holder may notify the Company that it elects to not have its 2018 Securities and 2018 Interest Securities (or any portion thereof) so redeemed, in which case the applicable Securities of such Holder shall not be redeemed and the amounts that would have otherwise been payable to such Holder shall be available for distribution to the Holders of the Securities which are being redeemed in accordance herewith if such Holders would not otherwise receive payment of the entire Redemption Price.

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to December 31, 2018, the Company will be required to make an offer to purchase (the “Fundamental Change Purchase Offer”) all Outstanding 2018 Interest Securities, together with the 2018 Securities then Outstanding, at a purchase price equal to (i) the Principal Amount, plus (ii) accrued but unpaid interest, including Additional Amounts, if any, up to, but excluding, the purchase date (the “Fundamental Change Purchase Date”) plus (iii) if a Redemption Trigger (as defined under “Company’s Obligation to Redeem” above) has occurred prior to the date of the applicable Fundamental Change, but the Company has not yet made payments to the Holders as provided above, an additional 20% of the Principal Amount of the 2018 Securities; provided, that the amounts set forth in clause (iii) shall not be payable to any Holder of the 2018 Securities or the 2018 Interest Securities with respect to any Fundamental Change principally arising out of, or in connection with, any actions of such Holder or in which such Holder is an active participant (excluding, for the avoidance of doubt, voting in favor of any Fundamental Change that does not principally arise out of, or is not caused by, the actions of such Holder) (such amounts collectively, the “Fundamental Change Purchase Price”).  Subject to the satisfaction of certain conditions set forth in this 2018 Interest Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

Within thirty (30) Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the 2018 Interest Securities and 2018 Securities at their addresses shown in the Security Register, and to beneficial owners of the 2018 Interest Securities and 2018 Securities as may be required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase 2018 Interest Securities in respect of which such offer is accepted by a Holder, together with the 2018 Securities in respect of which such offer is accepted by a Holder, no later than thirty (30) Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of 2018 Interest Securities or 2018 Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third (3rd) Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this 2018 Interest Security (“Fundamental Change Purchase Notice”), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such 2018 Interest Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  The 2018 Interest Securities are not convertible for any other security, including Common Shares.

[INCLUDE IF 2018 INTEREST SECURITY IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this 2018 Interest Security, including an exchange, transfer or repurchase of this 2018 Interest Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the 2018 Interest Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this 2018 Interest Security shall be conclusive and binding upon such Holder and upon all future Holders of this 2018 Interest Security and of any 2018 Interest Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this 2018 Interest Security.

As provided in and subject to the provisions of the Indenture, the Holder of this 2018 Interest Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for sixty (60) days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this 2018 Interest Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this 2018 Interest Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this 2018 Interest Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class, amend the obligation of the Company to repurchase the 2018 Interest Securities and the 2018 Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this 2018 Interest Security is registrable in the Security Register, upon surrender of this 2018 Interest Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new 2018 Interest Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The 2018 Interest Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1.00 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of 2018 Interest Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this 2018 Interest Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this 2018 Interest Security is registered as the owner hereof for all purposes, whether or not this 2018 Interest Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This 2018 Interest Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this 2018 Interest Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

If you want to assign this 2018 Interest Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this 2018 Interest Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this 2018 Interest Security on the books of the Company.  The agent may substitute another to act for him.

Date:                                                                            Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this 2018 Interest Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

If you elect to have only part of this 2018 Interest Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the 2018 Interest Securities.

Date:                                                                            Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Certificated 2018 Interest Securities have been issued, the certificate numbers shall be stated in this notice.

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this 2018 Interest Security redeemed by the Company, check the box:  

If you elect to have only part of this 2018 Interest Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

Date:                                                                            Signed:

(Sign exactly as your name appears on the other side of this 2018 Interest Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SECTION 2.08.                    Amendment of Article III – Amendment of Sections 3.01, 3.02 and 3.03.

Sections 3.01, 3.02 and 3.03 of the Indenture are hereby amended and restated to read in their entirety as follows:

Section 3.01.    Title; Amount And Issue Of Securities; Principal And Interest.  The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.  Securities may be issued in one or more series.

Original Securities. The Company established the Original Securities designated as the “5.50% Senior Subordinated Convertible Notes due June 15, 2022” of the Company. The aggregate Principal Amount of Original Securities initially issued under this Indenture was $103,500,000, and the aggregate Principal Amount of Original Securities that may be authenticated and delivered under this Indenture after the date of the Fourth Supplemental Indenture is limited to $0, except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Original Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05, 15.04 and 16.01. The Principal Amount of Original Securities shall be payable on June 15, 2022, unless earlier converted, redeemed or purchased. The Original Securities and any other Securities, if any, will be treated as a single class for purposes of this Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the Original Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the Original Securities shall be treated as a separate class for purposes of the Indenture.

The Original Securities shall bear interest at a rate of 5.50% per year. Interest on the Original Securities shall accrue from the Issue Date. Interest on the Original Securities shall be payable semiannually in arrears on June 15 and December 15, beginning December 15, 2007. Interest on the Original Securities shall be computed on the basis of a 360-day year of twelve 30-day months. Each rate of interest which is calculated with reference to a period (the “Deemed Interest Period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

2018 Securities.  The 2018 Securities shall be known and designated as the “11% Senior Secured Convertible Notes due 2018” of the Company.  The aggregate Principal Amount of 2018 Securities that may be authenticated and delivered under this Indenture is initially limited to $57,057,717, except for 2018 Securities authenticated and delivered upon the registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05, 15.04 and 16.01.  The 2018 Securities may be issued under one or more CUSIP/ISIN numbers and the New Securities, the Restructuring Fee Securities and the 2018 Modified Securities are not required to be considered part of the same issue for federal income tax purposes. The Principal Amount of the 2018 Securities shall be payable on December 31, 2018, unless earlier converted, redeemed or repurchased.  The 2018 Securities and any other Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the 2018 Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the 2018 Securities and the 2018 Interest Securities, taken together, shall be treated as a separate class for purposes of the Indenture.

The 2018 Securities shall bear interest at a rate of 11% per year payable in 2018 Interest Securities. Interest on the 2018 Securities shall accrue from the Issue Date.  Interest on the 2018 Securities shall accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on March 31, 2016.  Interest on the 2018 Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a Deemed Interest Period that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

The 2018 Securities shall be secured by a first lien on assets of the Company as provided in the Security Documents.

2018 Interest Securities.  The 2018 Interest Securities shall be known and designated as the “11% Senior Secured Interest Notes due 2018” of the Company.  The aggregate Principal Amount of 2018 Interest Securities that may be authenticated and delivered under this Indenture is initially limited to that aggregate principal amount required to be paid in respect of interest payments on the 2018 Securities and other outstanding 2018 Interest Securities in accordance with their terms, except for 2018 Interest Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05 and 15.04.  The Principal Amount of the 2018 Interest Securities shall be payable on December 31, 2018, unless earlier redeemed or repurchased.  The 2018 Interest Securities and any other Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the 2018 Interest Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the 2018 Securities and the 2018 Interest Securities, taken together, shall be treated as a separate class for purposes of the Indenture.

The 2018 Interest Securities shall bear interest at a rate of 11% per year payable in additional 2018 Interest Securities. Interest on the 2018 Interest Securities shall accrue from the interest payment date in respect of which such 2018 Interest Security was issued under the Indenture.  Interest on the 2018 Interest Securities shall accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on the first interest payment date following the Issue Date of the 2018 Interest Security.  Interest on the 2018 Interest Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a Deemed Interest Period that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

The 2018 Interest Securities shall be secured by a first lien on assets of the Company as provided in the Security Documents.

The Principal Amount of Physical Securities shall be payable at the office or agency designated by the Company in the Borough of Manhattan, The City of New York initially the Corporate Trust Office at 100 Wall Street, Suite 1600, New York, New York 10005. Interest (including Additional Amounts, if any) on Physical Securities (other than the 2018 Securities or the 2018 Interest Securities) shall be payable (i) to Holders having an aggregate Principal Amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate Principal Amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Security Registrar not later than two days prior to the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Security Registrar to the contrary. Interest on the 2018 Securities and the 2018 Interest Securities will be payable in 2018 Interest Securities. Not later than three (3) Business Days prior to the relevant interest payment date, the Company shall deliver to the Trustee an order to authenticate and deliver such 2018 Interest Securities in the required amounts (such Security to be rounded up to the nearest whole dollar).

A Holder of any Security at 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest (including Additional Amounts, if any), on such Security on the corresponding interest payment date. Holders of Securities after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest (including Additional Amounts, if any) payable on the corresponding interest payment date notwithstanding, if applicable, the conversion of such Securities at any time after the close of business on such Regular Record Date. Securities surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date must be accompanied by (i) payment of an amount equal to the interest (including Additional Amounts, if any) that the Holder is to receive on the Securities (or, in the case of the 2018 Securities, an amount equal to the principal amount of 2018 Interest Securities that the Holder is to receive) or (ii) the written election of the Holder to offset the payment otherwise required pursuant to (i) against the principal amount of 2018 Interest Securities that the Holder is to receive on the Securities (or, in the case of the 2018 Securities, an amount equal to the principal amount of 2018 Interest Securities that the Holder is to receive). Notwithstanding the foregoing, no such payment of interest (including Additional Amounts, if any) need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest (including Additional Amounts, if any) existing at the time of conversion of such Security. Except where Securities surrendered for conversion must be accompanied by payment as described above, no interest, Additional Amounts on converted Securities will be payable by the Company on any interest payment date subsequent to the date of conversion and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI hereunder, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company’s obligation to pay the principal amount of the Securities and accrued and unpaid interest and Additional Amounts, if any, to, but not including, the related Conversion Date.

Principal of and interest (including Additional Amounts, if any) on Global Securities (other than the 2018 Securities and the 2018 Interest Securities) shall be payable in immediately available funds to the Depository.  Principal (including Additional Amounts, if any) on 2018 Securities and 2018 Interest Securities represented by Global Securities shall be paid in immediately available funds to the Depositary.  Interest on the 2018 Securities and the 2018 Interest Securities will be payable in 2018 Interest Securities. Not later than three (3) Business Days prior to the relevant interest payment date, the Company shall deliver to the Trustee an order to authenticate and deliver such 2018 Interest Securities in the required amounts (such Security to be rounded up to the nearest whole dollar).

Section 3.02.    Denominations. The Original Securities shall be issuable only in registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000 above that amount.  The 2018 Securities and the 2018 Interest Securities shall be issuable only in registered form without coupons and in denominations of $1,000 and any integral multiple of $1.00 above that amount.

The first paragraph of Section 3.03 of the Indenture is hereby amended and restated to read in its entirety as follows:

The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Chief Operating Officer, its Chief Financial Officer, one of its Vice Presidents, its Secretary or one of its Assistant Secretaries.  The signature of any of these officers on the Securities may be manual or facsimile.

SECTION 2.09.                    Amendment of Article V - Amendment of Sections 5.01, 5.02 and 5.03.

Section 5.01 of the Indenture is hereby amended and restated to read in its entirety as follows:

Section 5.01.    Company’s Right to Redeem; Notices to Trustee.

(a)        Beginning on June 16, 2012 the Company may, at its option, redeem all or part of the Original Securities for cash at a Redemption Price equal to 100% of the Principal Amount being redeemed plus accrued and unpaid interest to, but excluding, the Redemption Date.

(b)        If the Company elects to redeem Original Securities, it shall notify the Trustee in writing at least forty-five (45) days before the Redemption Date (unless a shorter period is acceptable to the Trustee), but not more than sixty (60) days before the Redemption Date, of the Redemption Date, the Principal Amount of Redemption Securities to be redeemed, the Conversion Price and the Redemption Price payable on the Redemption Date.  The Company shall give such notice to the Trustee in accordance with Section 5.03.

(c)        In connection with any redemption, the Company shall furnish to the Trustee an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, to the redemption have been complied with.

(d)        For the avoidance of doubt, the 2018 Securities and the 2018 Interest Securities may only be redeemed in accordance with the provisions of Section 13.01, 13.08 or Section 13.09 hereof.

The last paragraph of Section 5.02 of the Indenture is hereby amended and restated to read in its entirety as follows:

For the avoidance of doubt, the provisions of Section 5.02 shall not apply to any redemption of 2018 Securities and/or 2018 Interest Securities pursuant to Section 13.08 of the Indenture.

Section 5.03 of the Indenture is hereby amended and restated to read in its entirety as follows:

Section 5.03.    Notice of Redemption.

(a)        At least thirty (30) days but not more than sixty (60) days before a Redemption Date with respect to Original Securities, the Company shall provide a notice of redemption (a “Notice of Redemption”) to the Trustee and to each Holder of Securities to be redeemed at such Holder’s address kept by the Registrar.

(b)        The Notice of Redemption shall identify the Securities to be redeemed and shall state:

(i)         the Redemption Date;

(ii)        the Redemption Price;

(iii)       the applicable Conversion Rate (if applicable to the Securities to be redeemed) as of the Trading Day prior to the date of the mailing of the Notice of Redemption;

(iv)       the name and address of the Paying Agent and the Conversion Agent, if applicable;

(v)        that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(vi)       if applicable, that the Securities called for redemption may be converted at any time before the close of business on the second Business Day prior to the Redemption Date;

(vii)      if applicable, that Holders who wish to convert Securities must comply with the procedures in Section 16.02;

(viii)     that, unless the Company defaults in making payment of the Redemption Price for the Securities called for redemption, interest on the Securities will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the Redemption Price upon presentation and surrender to the Paying Agent of the Securities;

(ix)       if fewer than all the Outstanding Securities are to be redeemed, the certificate number and Principal Amounts of the particular Securities to be redeemed; and

(x)        the CUSIP number or numbers for the Securities called for redemption.

(c)        At the Company’s request, the Trustee shall give the Notice of Redemption in the Company’s name and at the Company’s expense.

(d)        For the avoidance of doubt, the provisions of this Section 5.03 shall not apply to any redemption of 2018 Securities and/or 2018 Interest Securities pursuant to Sections 13.08 or 13.09 of the Indenture.

SECTION 2.10.                    Amendment of Article VII – Amendment of Section 7.01 – Events of Default.

Section 7.01 of the Indenture is hereby amended as follows:

The word “or” at the end of clause (i) is deleted, the “.” at the end of clause (g) is replaced with “;” and the following clauses (k) and (l) are added to the end of such Section 7.01:

(k)        A material breach occurring and continuing under the Restructuring Agreement that, if curable, has not been cured by the Company within 20 Business Days following the receipt by the Company of notice of such breach; or

(l)         The Security and Pledge Agreement shall for any reason cease to create a valid and (to the extent required thereunder) perfected first priority Lien on and security interest in the Collateral (other than Collateral that is individually or in the aggregate immaterial; including, for the avoidance of doubt, Collateral consisting of capital stock or other equity interests in a Subsidiary pledged or to be pledged thereunder which Subsidiary is a “shell” company or otherwise holds only immaterial assets), which has not been cured by the Company within twenty 20 Business Days following the receipt by the Company of notice of such cessation.  For the purposes of this Section 7.01(l) only, the terms “Lien” and “Subsidiary” shall have the meaning assigned to it in the Security and Pledge Agreement.

SECTION 2.11.                    Amendment of Article VIII – Amendment of Section 8.07 – Compensation and Reimbursement.

Section 8.07 of the Indenture is hereby amended as follows:

The words “or under the Security Documents” are added in the following places:  (i) after the word “hereunder” in Section 8.07(a); (ii) after the word “Indenture” in Section 8.07(b) and (iii) after the word “hereunder” in Section 8.07(c).

SECTION 2.12.                    Amendment of Article XI – Supplemental Indentures.

Article XI of the Indenture is hereby amended and restated to read in its entirety as follows:

ARTICLE XI

SUPPLEMENTAL INDENTURES AND AMENDMENTS

Section 11.01 Without Consent Of Holders. Without the consent of any Holder, the Company, when authorized by a Board Resolution, the Trustee and, if applicable, the Co-Trustee, at any time and from time to time, may amend, modify or supplement this Indenture, the Securities or any Security Document in form satisfactory to the Trustee, for any of the following purposes:

(a)        to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities;

(b)        to add to covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(c)        to provide for a successor Trustee with respect to the Securities;

(d)        to add any additional Events of Default with respect to the Securities;

(e)        to cure any ambiguity or defect, to correct or supplement any provision herein or therein which may be inconsistent with any other provision herein or therein, or to make any other provisions with respect to matters or questions arising under this Indenture or a Security Document which shall not be inconsistent with the provisions of this Indenture or a Security Document, provided that such action pursuant to this clause (e) shall not adversely affect the interests of the Holders under the Indenture in any material respect; or

(f)        to secure the Securities;

(g)        to reduce the Conversion Price; provided, however, that such reduction in the Conversion Price is in accordance with the terms of this Indenture or shall not adversely affect the interests of the Holders under the Indenture (after taking into account tax and other consequences of such reduction) in any material respect;

(h)        to supplement any of the provisions of the Indenture or a Security Document to such extent as shall be necessary to permit or facilitate the discharge of the Securities; provided, however that such change or modification does not adversely affect the interests of the Holders under the Indenture in any material respect;

(i)         to add or modify any other provisions herein or in a Security Document with respect to matters or questions arising hereunder which the Company and the Trustee may deem necessary or desirable and which would not reasonably be expected to adversely affect the interests of the Holders under the Indenture in any material respect;

(j)         to conform this Indenture or the Securities to the description thereof under the caption “Description of Notes” in the Prospectus;

(k)        to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities any property or assets;

(l)         to comply with any requirements of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act; or

(m)       provide for the accession or succession of any parties to the Security Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, supplementing or other modification of any agreement permitted by this Indenture.

Section 11.02 With Consent Of Holders.

(a)        With the consent of the Holders of not less than a majority in Principal Amount of the Outstanding Securities, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, the Trustee and, if applicable, the Co-Trustee may enter into an indenture or indentures supplemental hereto or amend the Security Documents for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or the Security Documents or of modifying in any manner the rights of the Holders under this Indenture or the Security Documents; provided, however, that no such supplemental indenture or amendment shall, without the consent of the Holder of each Outstanding Security affected thereby:

(i)         extend the fixed Maturity of any Security;

(ii)        reduce the Principal Amount of or reduce the interest rate on or extend the stated time for payment of interest, including Additional Amounts, if any, on any Security;

(iii)       reduce the Redemption Price, Repurchase Price or Fundamental Change Purchase Price of any Security;

(iv)       after the occurrence of a Fundamental Change, make any change that adversely affects the right of Holders of the Securities to require the Company to purchase such Securities in accordance with the terms thereof and this Indenture;

(v)        make any change that impairs the right of Holders of Securities to convert any Security;

(vi)       change the currency of any payment amount of any Security from U.S. Dollars or Common Shares as provided herein;

(vii)      make any change that impairs the right of Holders to institute suit for payment of the Securities;

(viii)     reduce the percentage in Principal Amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture or amendment, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or the Security Documents or certain defaults hereunder or thereunder and their consequences) provided for in this Indenture or the Security Documents;

(ix)       modify the obligation of the Company to maintain an agency in The City of New York as required under this Indenture;

(x)        change the ranking of the notes in any manner that adversely affects the rights of Holders of Securities under this Indenture; or

(xi)       modify any of the provisions of this Section or Section 7.13, except to increase any such percentage or to provide that certain other provisions of this Indenture or the Security Documents cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby.

Unless provided otherwise in the Security and Pledge Agreement, without the consent of at least a majority in aggregate principal amount of the 2018 Securities and 2018 Interest Securities then outstanding, an amendment, supplement or waiver may not modify any Security Document relating to such Securities or the provisions of this Indenture dealing with the Security Documents in any manner materially adverse to the holders of such Securities other than in accordance with this Indenture and the Security Documents.  Notwithstanding the foregoing, to the extent requested by the Majority Holders, the Company, any additional Grantors (as defined in the Security and Pledge Agreement) and the Collateral Agent shall amend the provisions of the Security and Pledge Agreement to delineate between the 2018 Securities and 2018 Interest Securities, taken together, and the 5.465% Contingent Value Rights in such fashion as reasonably agreed by such Holders, the Company, any additional Grantors and the Collateral Agent (acting on its own behalf and not on behalf of the holders of the 5.465% Contingent Value Rights (as defined in the Security and Pledge Agreement)).

(b)        The Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities may, on behalf of the Holders of all of the Securities, waive any past default and its consequences under this Indenture, except a default (i) in the payment of the Principal Amount of or any interest, including Additional Amounts, if any, on or with respect to the Securities or (ii) in respect of a covenant or provision that cannot be modified without the consent of the Holder of each Security affected thereby as set forth in clause (a) above.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture or amendment, but it shall be sufficient if such Act shall approve the substance thereof.

(c)        Subject to the provisions of Section 11.02(a) requiring the consent of the Holder of each Outstanding Security, any amendment or modification to, or waiver of, any terms or provisions of this Indenture or the 2018 Securities and/or the 2018 Interest Securities issuable under this Indenture, in each case that applies only to either or both of such Securities or the Holders thereof, shall require the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and Outstanding 2018 Interest Securities, voting together as a single class.

Section 11.03 Execution Of Supplemental Indentures and Amendments. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article XI or the modifications thereby of the trusts created by this Indenture or any amendments to the Security Documents, the Trustee and, if applicable, the Co-Trustee shall be provided with, and (subject to Section 8.01) shall be fully protected in relying upon, in addition to the documents required by Section 1.02, an Opinion of Counsel stating that the execution of such supplemental indenture or amendment is authorized or permitted by this Indenture and such other conclusions as the Trustee and, if applicable, Co-Trustee may require. Subject to the preceding sentence, the Trustee and, if applicable, the Co-Trustee shall sign such supplemental indenture or amendment if the same does not affect the Trustee’s and, if applicable, Co-Trustee’s own rights, duties or immunities under this Indenture or amendment or otherwise or subject it to undue risk. The Trustee and, if applicable, the Co-Trustee may, but shall not be obligated to, enter into any such supplemental indenture or amendment which affects the Trustee’s and, if applicable, Co-Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 11.04 Effect of Supplemental Indentures and Amendments. Upon the execution of any supplemental indenture or amendment under this Article XI, this Indenture or the Security Documents shall be modified in accordance therewith, and such supplemental indenture or amendment shall form a part of this Indenture or the Security Documents for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 11.05 Conformity With Trust Indenture Act. Every supplemental indenture executed pursuant to this Article XI shall conform to the requirements of the Trust Indenture Act.

Section 11.06 Reference In Securities To Supplemental Indentures. Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article XI shall bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

SECTION 2.13.                    Amendment of Article XII – Amendment of Sections 12.09, 12.12, 12.13, 12.14 and 12.15, Insertion of New Section 12.16 – Covenants.

The second to last paragraph of Section 12.09 of the Indenture is hereby amended and restated to read in its entirety as follows:

With respect to the Original Securities, Additional Amounts will be paid in cash semi-annually on the applicable June 15 or December 15, at Maturity, on any Redemption Date, on a Repurchase Date, on a Conversion Date or on any Fundamental Change Purchase Date. With respect to the 2018 Securities and the 2018 Interest Securities, Additional Amounts will be paid in cash quarterly on the applicable June 30, September 30, December 31 or March 31, at Maturity, on any Redemption Date, on a Repurchase Date, on a Conversion Date (if applicable) or on any Fundamental Change Purchase Date.

Sections 12.12, 12.13, 12.14 and 12.15 of the Indenture are hereby amended and restated to read in their entirety as follows:

Section 12.12.  Pledge of Mining Data and Arbitration Awards.  Except as provided in this Fourth Supplemental Indenture and in the Security Documents, the Company shall not pledge, hypothecate, transfer or otherwise dispose of or encumber the Mining Data or any Arbitration Award (or permit any Subsidiary to take any of the foregoing actions) without the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class.

Section 12.13.  Limitation on Incurrence of Indebtedness.  The Company shall not incur any additional indebtedness (or permit any Subsidiary to incur any indebtedness) without the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class, which consent shall not be unreasonably withheld, denied or delayed; provided, that this Section 12.13 shall not apply to (i) the payment of principal, interest and/or premium, if any, on the 2018 Securities and 2018 Interest Securities, if any, (ii) the payment or incurrence of ordinary course obligations, including indebtedness (other than debt for borrowed money), of the Company consistent with past practice, (iii) the incurrence of other indebtedness that is expressly subordinated in right of payment (pursuant to terms, reasonably acceptable to the Majority Holders, which shall not be unreasonably withheld, denied or delayed) or (iv) the incurrence or payment of tax or withholding obligations as required under applicable law arising from the receipt of proceeds with respect to the Arbitration Award.

Section 12.14.  Limitation on Liens.  The Company will not incur, create or suffer to exist any liens securing indebtedness that are pari passu or senior in priority to the liens securing 2018 Securities and 2018 Interest Securities without the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class; provided, for the avoidance of doubt, that this Section 12.14 shall not apply to the payment of interest on the 2018 Securities and 2018 Interest Securities, if any, in 2018 Interest Securities or to the incurrence or existence of liens in respect of ordinary course obligations (other than borrowed money) of the Company consistent with past practice.  Notwithstanding the foregoing, the Company  may incur, create or suffer to exist liens securing indebtedness that are junior in priority to the liens securing 2018 Securities and 2018 Interest Securities, but only if, such junior priority indebtedness is subject to an intercreditor agreement among such junior debtholders, the Holders of the Outstanding Notes and the Company on terms reasonably satisfactory to the Majority Holders, providing for customary terms, including but not limited to, control of enforcement proceedings and related matters by the Majority Holders, and turnover of Collateral proceeds by holders of debt secured by junior liens; provided, that agreement to the terms of any such intercreditor agreement by the Majority Holders shall not be unreasonably withheld, denied or delayed.

Section 12.15.  Limitation on Capital Expenditures.  Capital expenditures of the Company and its Subsidiaries (including for exploration and related activities) shall not exceed an aggregate of $500,000 in any twelve (12) month period without the consent of Holders of not less than a majority in aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities, voting together as a single class.

Article XII of the Indenture is hereby amended by inserting the following as new Section 12.16:

Section 12.16.  Limitation on Amendments, Payment of Fees and Repurchases of Securities.  The Company shall not agree to any amendment to this Indenture or modification of the rights and obligations of the Company and the rights of Holders of any Security, provide any fees or other compensation whether in cash or in-kind to any Holder of any Security or engage in the repurchase, redemption or other defeasance of any Security without offering such terms, compensation or defeasance to all holders of the 2018 Securities and/or the 2018 Interest Securities, as applicable, on an equitable and pro rata basis; provided, that the foregoing shall not in any way limit the ability of the Company to redeem, repurchase or  otherwise defease the Outstanding Original Securities without offering the terms of such redemption, repurchase or defeasance to the holders of the 2018 Securities and/or 2018 Interest Securities, as applicable.

SECTION 2.14.                    Amendment of Article XIII – Amendment Sections 13.01, 13.02, 13.08, 13.09, 13.10 and 13.11 – Redemption.

Sections 13.01, 13.02, 13.08, 13.09, 13.10 and 13.11 of the Indenture are hereby amended and restated to read in their entirety as follows:

Section 13.01.  Redemption for Tax Reasons.

Original Securities. The Company may, at its option, redeem the Original Securities, in whole but not in part, at a redemption price equal to 100% of the Principal Amount of the Original Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (collectively, the “Redemption Price” of the Original Securities), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from May 18, 2007 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from May 18, 2007 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of this redemption pursuant to Section 13.02, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

2018 Securities and 2018 Interest Securities.  The Company may, at its option, redeem the 2018 Securities, together with the 2018 Interest Securities then Outstanding, in whole but not in part, for an amount equal to (i) 100% of the Principal Amount of the 2018 Securities and the 2018 Interest Securities, taken together, plus (ii) accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date plus (iii) an additional 20% of the Principal Amount of the 2018 Securities and the 2018 Interest Securities, taken together (collectively, the “Redemption Price” of the 2018 Securities and the 2018 Interest Securities), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after November 30, 2015 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after November 30, 2015 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the 2018 Securities and the 2018 Interest Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of this redemption pursuant to Section 13.02, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 13.01 can elect to (i) convert its Securities pursuant to Article XVI (other than the 2018 Interest Securities) or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date.  Securities and portions of Securities that are to be redeemed are convertible by the Holder until 5:00 p.m., New York City time, on the Business Day immediately preceding the Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action.  If a Holder does not elect to convert its Securities pursuant to Article XVI (other than the 2018 Interest Securities) but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election upon Tax Redemption (the “Notice of Election”) on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the Close of Business on a Business Day at least five (5) Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the Close of Business on the Business Day prior to the Redemption Date.

For the avoidance of doubt, any reference herein to the Redemption Price of a series of Securities shall refer to the Redemption Price applicable to such series of Securities as set forth in this Section 13.01.

Section 13.02.  Notice of Redemption.

The notice of redemption shall identify the Securities to be redeemed and shall state:

(a)                the Redemption Date;

(b)               the Redemption Price;

(c)                the then current Conversion Rate (if applicable to the Securities to be redeemed) for conversion of Securities;

(d)               the name and address of the Paying Agent and Conversion Agent, if applicable;

(e)                if applicable, that Securities called for redemption may be converted at any time prior to 5:00 p.m., New York City time, on the Business Day preceding the Redemption Date;

(f)                if applicable, that Holders who want to convert their Securities must satisfy the requirements set forth in Article XIII;

(g)                that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(h)               that, unless the Company defaults in making payment of such Redemption Price, any interest (including Additional Amounts, if any) on Securities called for redemption will cease to accrue on and after the Redemption Date;

(i)                 the CUSIP number(s) of the Securities; and

(j)                 any other information the Company wants to present.

At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided, however, that the Company makes such request at least five (5) Business Days (unless a shorter period shall be satisfactory to the Trustee) prior to the date by which such notice of redemption must be given to Holders in accordance with this Section 13.02; provided, further, that the text of the notice of redemption shall be prepared by the Company.

Section 13.08.  Mandatory Redemption of 2018 Securities and 2018 Interest Securities.

The Company shall redeem the 2018 Securities then Outstanding, together with the 2018 Interest Securities then Outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount of the 2018 Securities and 2018 Interest Securities, taken together, plus accrued and unpaid interest, upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) the Company’s receipt of Proceeds from a Mining Data Sale (the occurrence of an event described in (a) or (b) may be referred to as a “Redemption Trigger”), in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the issuance of a final Arbitration Award or Company’s receipt of any such Proceeds, as applicable); provided, however, that following the issuance of a final Arbitration Award, the Company shall not be obligated to effect any redemption pursuant to this paragraph unless the Company receives cash proceeds in excess of $20,000,000, net of (i) taxes and (ii) $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses (such net amount, collectively the “Net Cash Proceeds”), in which case the Company shall give notice to the Holders of 2018 Securities  and the 2018 Interest Securities within two (2) Business Days after receipt of such funds of its intent to redeem and shall promptly, and in any event within five (5) Business Days, redeem the 2018 Securities and the 2018 Interest Securities to the extent of such Net Cash Proceeds received in excess of $20,000,000, subject to the following sentence.  In respect of any given receipt of Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received by the Company, and if the amount of Net Cash Proceeds, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received is insufficient to redeem all of the 2018 Securities and the 2018 Interest Securities then Outstanding, the Company shall redeem a pro rata portion of each Holder’s applicable Securities determined on the basis of the Principal Amount of the applicable Securities held by each Holder as among all Outstanding 2018 Securities and 2018 Interest Securities, taken together, held by all Holders (provided, further, that any subsequent receipt of additional Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).  Notwithstanding the foregoing or anything to the contrary herein, (i) within five (5) Business Days of a Redemption Trigger described in clause (a) above, the Company shall issue a promissory note to each Holder payable in the amounts due to such Holder upon receipt of Net Cash Proceeds by the Company as contemplated by this section, which promissory note shall be in form and substance reasonably satisfactory to Holders holding at least a majority of the 2018 Securities and 2018 Interest Securities, taken together, and the Company, including with respect to covenants and other relevant terms from the Indenture as applicable, and which shall mature on the earlier of (x) five (5) Business Days following the Company’s receipt of proceeds contemplated by the applicable Arbitration Award and (y) the Stated Maturity of the 2018 Securities; and (ii) in the case of a Redemption Trigger described in clause (a) above, at any time following receipt of notice from the Company as provided herein and prior to the receipt by a Holder of the applicable redemption amount, such Holder may notify the Company that it elects to not have its 2018 Securities and 2018 Interest Securities (or any portion thereof) so redeemed, in which case the applicable Securities of such Holder shall not be redeemed and the amounts that would have otherwise been payable to such Holder shall be available for distribution to the Holders of the Securities which are being redeemed in accordance herewith if such Holders would not otherwise receive payment of the entire Redemption Price.

Section 13.09.  Optional Redemption of 2018 Securities.

The Company may, at its option, redeem the 2018 Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per 2018 Security equal to the Principal Amount of such Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the applicable Conversion Price for at least 20 trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company to the persons in whose names a 2018 Security is registered in the Security Register, with a copy to the Trustee, within five (5) days of the end of such thirty (30) trading day period.  Such notice shall provide the information contemplated by Section 13.10 below as applicable.

Section 13.10.  Notice of Redemption of 2018 Securities and 2018 Interest Securities.

(a)        At least thirty (30) days but not more than sixty (60) days before a Redemption Date, the Company shall provide a notice of redemption (a “Notice of Redemption of 2018 Securities and 2018 Interest Securities”) to the Trustee and to each Holder of the 2018 Securities and/or 2018 Interest Securities, as applicable, to be redeemed at such Holder’s address kept by the Registrar.

(b)        The Notice of Redemption of 2018 Securities and 2018 Interest Securities shall identify the Securities to be redeemed and shall state:

(i)         the Redemption Date;

(ii)        the price to be paid for the redemption of the 2018 Securities and/or the 2018 Interest Securities, as applicable, specified in Section 13.08 or 13.09, as applicable;

(iii)       the pro rata portion of each Holder’s Securities subject to redemption determined on the basis of the Principal Amount of 2018 Securities and/or 2018 Interest Securities, as applicable, held by each Holder as among all of such Outstanding Securities held by all Holders, if the 2018 Securities and/or the 2018 Interest Securities, as applicable, are being redeemed pursuant to Section 13.08;

(iv)       the applicable Conversion Rate as of the Trading Day prior to the date of the mailing of the Notice of Redemption of 2018 Securities, if the 2018 Securities are being redeemed pursuant to Section 13.09;

(v)        the name and address of the Paying Agent and the Conversion Agent, if applicable;

(vi)       that the 2018 Securities and/or 2018 Interest Securities, as applicable, called for redemption must be surrendered to the Paying Agent to collect the price to be paid for the redemption of the 2018 Securities and/or 2018 Interest Securities, as applicable, specified in Section 13.08 or 13.09, as applicable;

(vii)      if applicable, that the Securities called for redemption may be converted at any time before the close of business on the second (2nd) Business Day prior to the Redemption Date;

(viii)     if applicable, that Holders who wish to convert Securities must comply with the procedures in Section 16.02;

(ix)       that, unless the Company defaults in making payment of the price to be paid for the redemption of the 2018 Securities and/or 2018 Interest Securities, as applicable, specified in Section 13.08 or 13.09, as applicable, for the Securities called for redemption, interest on the 2018 Securities and/or the 2018 Interest Securities, as applicable, will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the price to be paid for the redemption of the 2018 Securities and/or the 2018 Interest Securities, as applicable, specified in Section 13.08 and/or 13.09, as applicable, upon presentation and surrender to the Paying Agent of the 2018 Securities and/or the 2018 Interest Securities, as applicable;

(x)        if fewer than all the outstanding 2018 Securities and/or 2018 Interest Securities, as applicable, are to be redeemed, the certificate number and Principal Amounts of the particular Securities to be redeemed; and

(xi)       the CUSIP number or numbers for the Securities called for redemption.

(c)        At the Company’s request, the Trustee shall give the Notice of Redemption of 2018 Securities and 2018 Interest Securities in the Company’s name and at the Company’s expense.

Section 13.11.  Redemption Price of 2018 Securities and 2018 Interest Securities.

In the event of any redemption of 2018 Securities and/or 2018 Interest Securities, as applicable, pursuant to Section 13.08 or 13.09, the redemption price applicable to such 2018 Securities and/or 2018 Interest Securities, as applicable, in accordance with such section shall be deemed to be the “Redemption Price” of such 2018 Securities and/or 2018 Interest Securities, as applicable, for purposes of determining the occurrence of an Event of Default under Section 7.01.

SECTION 2.15.                    Amendment of Article XV – Offer to Purchase Upon a Fundamental Change.

The first and second paragraphs of Section 15.01(a) of the Indenture are hereby amended and restated to read in their entirety as follows.

Section 15.01.  Offer to Purchase Upon Fundamental Change.

In the event of a Fundamental Change with respect to the Company at any time prior to June 15, 2022, the Company will be required to make an offer to purchase (a “Fundamental Change Purchase Offer”) on the date (the “Fundamental Change Purchase Date”) that is thirty (30) Business Days after the Fundamental Change Purchase Offer, all Outstanding Original Securities in integral multiples of $1,000 principal amount at a price equal to the Principal Amount of the Original Securities to be purchased plus accrued but unpaid interest, including Additional Amounts, if any, up to but excluding the Fundamental Change Purchase Date (collectively the “Fundamental Change Purchase Price” of the Original Securities), subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 15.01(c).

In the event of a Fundamental Change with respect to the Company at any time prior to December 31, 2018, the Company will be required to make an offer to purchase (a “Fundamental Change Purchase Offer”) on the date (the “Fundamental Change Purchase Date”) that is thirty (30) Business Days after the Fundamental Change Purchase Offer, all 2018 Securities, together with the 2018 Interest Securities then Outstanding, in principal amounts of $1,000 and integral multiples of $1.00 in excess thereof at a price equal to (i) the Principal Amount of the 2018 Securities and the 2018 Interest Securities to be purchased, plus (ii) accrued but unpaid interest, including Additional Amounts, if any, up to, but excluding, the Fundamental Change Purchase Date plus (iii) if a Redemption Trigger has occurred prior to the date of the applicable Fundamental Change, but the Company has not yet made payments to the Holders as provided in Section 13.08(b), an additional 20% of the Principal Amount of the 2018 Securities; provided, that the amounts set forth in clause (iii) shall not be payable to any Holder of the 2018 Securities or the 2018 Interest Securities with respect to any Fundamental Change principally arising out of, or in connection with, any actions of such Holder or in which such Holder is an active participant (excluding, for the avoidance of doubt, voting in favor of any Fundamental Change that does not principally arise out of, or is not caused by, the actions of such Holder) (collectively the “Fundamental Change Purchase Price” of the 2018 Securities and the 2018 Interest Securities).

If such purchase date is after a Regular Record Date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the Holder of record of the Securities on the relevant Regular Record Date. Subject to the satisfaction of the conditions set forth in Section 15.07(c), the Company may elect to satisfy its obligation to pay the Fundamental Change Purchase Price, in whole or in part, by delivering Common Shares as set forth in Section 15.07.

The second paragraph of Section 15.01(c) of the Indenture is hereby amended and restated to read in its entirety as follows:

Such notice shall state, among other things (a) that if certificated Securities have been issued, the certificate numbers (or, if the Securities are not certificated, the notice must comply with the Depositary’s procedures); (b) the portion of the principal amount of Securities to be purchased, which, in the case of the Original Securities, must be in principal amounts of $1,000 and integral multiples thereof, and, in the case of the 2018 Securities and the 2018 Interest Securities, must be in principal amounts of $1,000 and integral multiples of $1.00 in excess thereof; and (c) that the Securities are to be purchased by the Company pursuant to the applicable provisions of the Securities and the Indenture.

The fourth paragraph of Section 15.01(c) of the Indenture is hereby amended and restated to read in its entirety as follows:

The Company shall purchase from the Holder thereof, pursuant to this Section 15.01, a portion of a Security, so long as the Principal Amount of such portion is, in the case of the Original Securities, $1,000 and integral multiples thereof, and, in the case of the 2018 Securities and the 2018 Interest Securities, $1,000 and integral multiples of $1.00 in excess thereof.  Provisions of this Indenture that apply to the repurchase of all of a Security also apply to the repurchase of such portion of such Security.

SECTION 2.16.                    Amendment of Article XVI – Right to Convert.

Section 16.01(a) of the Indenture is hereby amended and restated to read in its entirety as follows:

(a)        Subject to and upon compliance with the provisions of this Indenture, each Holder shall have the right, at such Holder’s option, at any time following the Issue Date of the Securities hereunder through prior to the close of business on the business day immediately preceding the Stated Maturity to convert the Principal Amount of any such Securities, or any portion of such Principal Amount which is, in the case of the Original Securities, $1,000 or an integral multiple thereof, or, in the case of the 2018 Securities, $1,000 or an integral multiple of $1.00 in excess thereof, at the Conversion Price then in effect, subject to prior repurchase of the Securities.

Section 16.01(d) of the Indenture is hereby amended and restated to read in its entirety as follows

(d)        Notwithstanding the foregoing, the provisions of this Article XVI shall not be applicable to any 2018 Interest Securities issued in connection with an interest payment date with respect to the 2018 Securities and/or any other Outstanding 2018 Interest Securities.

Section 16.03(a) of the Indenture is hereby amended and restated to read in its entirety as follows:

(a)        Upon conversion of a Security, the Company will have the option to deliver Common Shares, cash or a combination of cash and Common Shares for the Securities surrendered as set forth below.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder’s Securities so long as the principal amount of the Securities converted are, in the case of the Original Securities, $1,000 and integral multiples thereof, and, in the case of 2018 Securities, $1,000 and integral multiples of $1.00 in excess thereof.

Section 16.03(e) of the Indenture is hereby amended and restated to read in its entirety as follows

(e)        Notwithstanding the foregoing or anything to the contrary herein, upon conversion of 2018 Securities, a Holder will receive a separate cash payment in respect of such Holder’s 2018 Interest Securities.

SECTION 2.17.                    Insertion of New Article XVII  – Collateral and Security.

The Indenture is hereby amended by inserting the following as new Article XVII:

Section 17.01.  Security Documents.

The due and punctual payment of the principal of and premium, if any, and interest on the 2018 Securities and the 2018 Interest Securities when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and premium, if any, and interest (to the extent permitted by law), on the 2018 Securities and/or the 2018 Interest Securities and performance of all other obligations of the Company to the Holders of the 2018 Securities and/or the 2018 Interest Securities or the Trustee under this Indenture and the 2018 Securities and the 2018 Interest Securities, according to the terms hereunder or thereunder, are secured as provided in the Security and Pledge Agreement (the “Security and Pledge Agreement”) duly executed by the Company, U.S. Bank National Association, as collateral agent (the “Collateral Agent”) and the Trustee.  Each Holder of the 2018 Securities and/or the 2018 Interest Securities, by its acceptance thereof, consents and agrees to the terms of the Security and Pledge Agreement as the same may be in effect or may be amended from time to time in accordance with its terms and authorizes and directs the Collateral Agent to enter into the Security and Pledge Agreement and any other Security Document, if necessary, and to perform its obligations and exercise its rights thereunder in accordance therewith.

Subject to the terms of the Security and Pledge Agreement, the Company, at its own expense, shall take any and all actions necessary to cause the Security and Pledge Agreement to create and maintain, as security for the obligations of the Company hereunder, a valid and enforceable perfected lien in and on all the Collateral, in favor of the Collateral Agent for the benefit of the Holders of the 2018 Securities and the 2018 Interest Securities and those certain 5.465% Contingent Value Rights, superior to and prior to the rights of all third Persons and subject to no other liens pursuant to Section 12.14 hereof.

Section 17.02 Authorization of Actions to Be Taken by the Trustee Under the Security Documents.

(a)        Subject to the provisions of the Security Documents, the Trustee may (but shall have no obligation to), during the continuance of an Event of Default, in its sole discretion and without the consent of the Holders of the 2018 Securities and the 2018 Interest Securities, direct, on behalf of the Holders of the 2018 Securities and the 2018 Interest Securities, the Collateral Agent to, take all actions it deems necessary or appropriate in order to:

(i) enforce any of the terms of the Security and Pledge Agreement; and

(ii) collect and receive any and all amounts payable in respect of the obligations of the Company hereunder.

(b)        The Trustee shall have power (but shall have no obligation), during the continuance of an Event of Default, to direct, on behalf of the Holders of the 2018 Securities and the 2018 Interest Securities, the Collateral Agent to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Security and Pledge Agreement or this Indenture, and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Holders of the 2018 Securities and the 2018 Interest Securities in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders of 2018 the Securities and the 2018 Interest Securities or of the Trustee).

(c)        The Trustee shall, during the continuance of an Event of Default, at the direction of the Holders holding at least a majority of the then Outstanding 2018 Securities and 2018 Interest Securities, taken together, direct, on behalf of the Holders of the 2018 Securities and the 2018 Interest Securities, the Collateral Agent to institute and maintain such suits and proceedings as are expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Security and Pledge Agreement or this Indenture, and such suits and proceedings as are expedient to preserve or protect the Trustee’s interests and the interests of the Holders of the 2018 Securities and the 2018 Interest Securities in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders of the 2018 Securities and the 2018 Interest Securities or of the Trustee) and, during the continuance of an Event of Default, take all actions such Holders deem necessary or appropriate in order to enforce any of the terms of the Security and Pledge Agreement and collect and receive any and all amounts payable in respect of the obligations of the Company hereunder.

(d)        The Trustee agrees for itself and on behalf of the Holders of the 2018 Securities and the 2018 Interest Securities, and by holding the 2018 Securities and/or the 2018 Interest Securities each such Holder shall be deemed to agree to consent to and direct the Collateral Agent to perform its obligations under the Security and Pledge Agreement and the other Security Documents in respect of this Indenture and the 2018 Securities and the 2018 Interest Securities.

Section 17.03 Voting.

In connection with any matter under the Security and Pledge Agreement requiring a vote of holders of obligations secured thereby, the Holders shall cast their votes in accordance with this Indenture. The amount of the 2018 Securities and/or the 2018 Interest Securities to be voted by the Holders shall equal the aggregate principal amount of the Outstanding 2018 Securities and 2018 Interest Securities at the time of such vote.  Following and in accordance with the outcome of the applicable vote under this Indenture, the Trustee shall, during the continuance of an Event of Default, vote the total amount of the then Outstanding 2018 Securities and the 2018 Interest Securities, taken together, as a block in respect of any vote under the Security and Pledge Agreement.

SECTION 2.18.                    Rights of Holders of Securities.

Except as expressly provided in this Fourth Supplemental Indenture, a Holder of an Original Security, a 2018 Security and/or a 2018 Interest Security shall have all of the rights of a Holder of the applicable Security under the Indenture and all references to “Security” shall include Original Security, 2018 Security and 2018 Interest Security and all references to “Securities” shall include Original Securities, 2018 Securities and 2018 Interest Securities, except in relation to references to (i) the initial issuance of the Original Securities as Global Securities in Section 2.01 of the Original Indenture and (ii) the terms of the Original Securities as set forth in Section 2.02 and Section 2.03 of the Original Indenture, and except where the context indicates that such reference is limited to one or more classes of such Securities; and all references to “Outstanding” when applied to one or more classes (but not all outstanding Securities) shall mean Outstanding Securities of such class or classes.

ARTICLE Three
Miscellaneous

SECTION 3.01.                    Certain Trustee Matters.

The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Fourth Supplemental Indenture or the Securities (including for the avoidance of doubt the 2018 Securities and the 2018 Interest Securities) or the proper authorization or the due execution hereof or thereof by the Company.

Except as expressly set forth herein, nothing in this Fourth Supplemental Indenture shall alter the duties, rights or obligations of the Trustee set forth in the Indenture.

The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in any prospectus supplement or other disclosure documentation related to the Securities.

The Trustee shall have no responsibility for the existence, genuineness or value of any of the Collateral or for the validity, perfection, continuation, priority or enforceability of the security interests in any of the Collateral, or for the actions or omissions of the Collateral Agent.

Without limiting the foregoing paragraph, at any time that the security granted pursuant to the Security and Pledge Agreement has become enforceable and the Holders have given a direction to the Trustee to enforce such security, the Trustee is not required to give any direction to the Collateral Agent with respect thereto unless it has been indemnified or secured to its satisfaction in accordance with this Indenture.  In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

(a)  any failure of the Collateral Agent to enforce such security within a reasonable time or at all;

(b)  any failure of the Collateral Agent to pay over the proceeds of enforcement of the security;

(c)  any failure of the Collateral Agent to realize such security for the best price obtainable;

(d) monitoring the activities of the Collateral Agent in relation to such enforcement;

(e)  taking any enforcement action itself in relation to such security;

(f)  agreeing to any proposed course of action by the Collateral Agent which could result in the Trustee incurring any liability for its own account; or

(g)  paying any fees, costs or expenses of the Collateral Agent.

The Trustee shall be under no obligation to insure any of the Collateral or any certificate, note, bond or other evidence in respect thereof, or to require any other Person to maintain any such insurance and shall not be responsible for any loss, expense or liability which may be suffered as a result of any assets comprised in the Collateral being uninsured or inadequately insured.

By its holding of a 2018 Security and/or 2018 Interest Security each Holder shall be deemed to have directed the Trustee to execute and perform the Security and Pledge Agreement and any other Security Documents to which it is to be a party and shall be deemed to have approved the respective terms thereof.  Any actions taken by the Trustee under the Security Documents shall be considered actions taken pursuant to the Indenture.

Notwithstanding the amendments to the Indenture effected by this Fourth Supplemental Indenture, the rights, protections and privileges of the Trustee in respect of the Securities referenced in the Indenture as amended prior to the effect of this Fourth Supplemental Indenture, including its rights under Section 8.07, shall remain in effect.

SECTION 3.02.                    Continued Effect.

Except as expressly supplemented and amended by this Fourth Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture is in all respects hereby ratified and confirmed and the provisions thereof shall be applicable to the Securities and this Fourth Supplemental Indenture.  This Fourth Supplemental Indenture and all its provisions shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided and the Indenture and this Fourth Supplemental Indenture shall henceforth be read and construed together for all purposes.  Any and all references to the “Indenture”, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Fourth Supplemental Indenture (whether or not made), unless the context shall require otherwise.

SECTION 3.03.                    Governing Law.

This Fourth Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 3.04.                    Counterparts.

This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.05.                    Successors.

All agreements of the Company in this Fourth Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Fourth Supplemental Indenture shall bind its successors.

SECTION 3.06.                    Headings, Etc.

The headings of the Sections of this Fourth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Fourth Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 3.07.                    Severability.

In case any provision of this Fourth Supplemental Indenture or the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed and delivered, all as of the date first written above.

The Company: GOLD RESERVE INC. By: /s/ Rockne J. Timm Name: Rockne J. Timm Title Chief Executive Officer
Trustee: U.S. BANK NATIONAL ASSOCIATION By: /s/ Beverly A. Freeney Name: Beverly A. Freeney Title: Vice President

Co-Trustee:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:    /s/ Sophie Brault

Name: Sophie Brault

Title: Corporate Trust Officer

By:    /s/ Fabienne Pinatel

Name: Fabienne Pinatel

Title: Corporate Trust Officer

[Signature Page―Fourth Supplemental Indenture]